Exhibit 3.1

Section 2.1 of the Amended and Restated Bylaws is amended and restated in its entirety as follows:

Section 2.1 Number of Term of Office. The number of directors shall be not less than six (6) and not more than ten (10). The initial number of directors shall be nine and, thereafter, shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). A vacancy resulting from the removal of a director by the stockholders as provided in Article II, Section 2.3 below may be filled at a special meeting of the stockholders held for that purpose. All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.